                                                    FILE NO. 333-42667
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2


A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 981

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Gifford R. Zimmerman
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on January 29, 1998 pursuant to paragraph (b)
/ / 60 days after filing pursuant to paragraph (a)

/ / on January 29, 1998 pursuant to paragraph (a) of rule 485 or 486
E.  Title of  securities  being registered:  Units  of undivided  fractional  beneficial interest.

F.  Approximate  date of proposed sale  to the public: As  soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is  proposed that this filing will  become effective on January  29,
    1998 at 1:30 P.M. pursuant to Rule 487.

                     NUVEEN TAX-FREE UNIT TRUST, SERIES 981

                             CROSS-REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

          I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a)  Name of trust                                 )  Prospectus Part A -- Cover Page
     (b)  Title of securities issued                    )
 2.  Name and address of Depositor                      )  Information About the Sponsor
 3.  Name and address of Trustee                        )  Information About the Trustee
 4.  Name and address of principal Underwriter          )  Information About the Sponsor
 5.  Organization of trust                              )  What Is The Nuveen Tax-Free Unit Trust?
 6.  Execution and termination of Trust Agreement       )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Information About The Trustee
                                                        )  Other Information
 7.  Changes of Name                                    )  *
 8.  Fiscal Year                                        )
 9.  Litigation                                         )

          II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  General Information regarding trust's securities   )  Summary of Portfolios
                                                        )  Why and How are the Bonds Insured?
                                                        )  When Are Distributions Made to Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge?
                                                        )  How Bonds May Be Removed From The Trusts?
                                                        )  Information About the Trustee
                                                        )  Information About the Sponsor
                                                        )  Other Information
                                                        )  What Is The Tax Status of Unitholders?
11.  Type of securities comprising units                )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  What Are The Objectives Of The Trusts?
                                                        )  Why and How are the Bonds Insured?
12.  Certain information regarding                      )  *
     periodic payment certificates                      )
13.  (a)  Load, fees, expenses, etc.                    )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Is Accrued Interest?
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Summary Of Portfolios
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Certain information regarding                 )  *
          periodic payment certificates                 )

     (c)  Certain percentages                           )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date Of Deposit?
                                                        )  What Is Accrued Interest?
     (d)  Certain other fees, etc. payable by holders   )  How Was The Price Of The Bonds Determined
                                                        )  At The Date Of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  Ownership And Transfer Of Units
     (e)  Certain profits receivable by depositor,      )  Composition Of Trusts
          principal underwriter, trustee or             )
          affiliated persons                            )
                                                        )  How Units May Be Purchased By The Sponsor

     (f)  Ratio of annual charges to income             )  *
14.  Issuance of trust's securities                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge
15.  Receipt and handling of payments                   )  *
     from purchasers                                    )
16.  Acquisition and Disposition of                     )  What Is The Nuveen Tax-Free Unit Trust?
     Underlying Securities                              )
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Why and How are the Bonds Insured?
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
                                                        )  Other Information
17.  Withdrawal or redemption                           )  Market For Units
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
18.  (a)  Receipt and disposition of income             )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Reinvestment of distributions                 )  Accumulation Plan
     (c)  Reserves or special funds                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
     (d)  Schedule of distributions                     )  *
19.  Records, accounts and reports                      )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
20.  Certain miscellaneous provisions of                )  Information About the Trustee
     Trust Agreement                                    )
                                                        )  Information About the Sponsor
                                                        )  Other Information
21.  Loans to security holders                          )  *
22.  Limitations on liability                           )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Information About The Trustee
23.  Bond arrangements                                  )  *
24.  Other material provisions of Trust Agreement.      )  *

          III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of Depositor                          )  Information About the Sponsor

26.  Fees received by Depositor                         )  *
27.  Business of Depositor                              )  Information About the Sponsor
28.  Certain information as to officials                )  *
     and affiliated persons of Depositor                )
29.  Voting Securities of Depositor                     )  Information About the Sponsor
30.  Persons controlling Depositor                      )
31.  Payments by Depositor for certain                  )
     services rendered to trust                         )
32.  Payments by Depositor for certain                  )  *
     other services rendered to trust                   )
33.  Remuneration of employees of Depositor             )
     for certain services rendered to trust             )
34.  Remuneration of other persons for                  )
     certain services rendered to trust                 )

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities by states       )  *
36.  Suspension of sales of trust's securities          )
37.  Revocation of authority to distribute              )
38.  (a)  Method of distribution                        )
     (b)  Underwriting agreements                       )  How Units of The Trusts Are
                                                        )  Distributed To The Public
     (c)  Selling agreement                             )
39.  (a)  Organization of principal underwriter         )  Information About The Sponsor
     (b)  NASD membership of principal underwriter      )
40.  Certain fees received by principal underwriter     )  *
41.  (a)  Business of principal underwriter             )
     (b)  Branch offices of principal underwriter       )  *
     (c)  Salesmen of principal underwriter             )
42.  Ownership of trust's securities by                 )  *
     certain persons                                    )
43.  Certain brokerage commissions received             )  *
     by principal underwriter                           )
44.  (a)  Method of valuation                           )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
     (b)  Schedule as to offering price                 )  *
     (c)  Variation in offering price to                )  How Is the Public Offering Price
          certain persons                               )  Determined?
                                                        )  What Is Accrued Interest?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
45.  Suspension of redemption rights                    )  *
46.  (a)  Redemption valuation                          )  Unit Value and Evaluation
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
     (b)  Schedule as to redemption price               )  *
47.  Maintenance of position in underlying              )  How Is the Public Offering Price
     securities                                         )  Determined?
                                                        )  How Units May Be Purchased By The Sponsor

          V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of Trustee             )  Information About The Trustee
49.  Fees and expenses of Trustee                       )  Part A -- Essential Information
                                                        )  What Are Normal Trust Operating Expenses?
50.  Trustee's lien                                     )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's securities         )  *

          VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with            )  What Are Normal Trust Operating
          respect to selection or elimination           )  Expenses?
          of underlying securities                      )
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
     (b)  Transactions involving elimination            )  *
          of underlying securities                      )
     (c)  Policy regarding substitution or              )  Summary of Portfolios
          elimination of underlying securities          )
                                                        )  Composition of Trusts
                                                        )  How Bonds May Be Removed From The Trusts
     (d)  Fundamental policy not otherwise covered      )  *
53.  Tax status of trust                                )  What Is The Tax Status Of Unitholders?

          VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten years           )  *
55.                                                     )
56.  Certain information regarding                      )  *
     periodic payment certificate                       )
57.                                                     )
58.                                                     )

---------

* Inapplicable, omitted, answer negative or not required.

                                JANUARY 29, 1998
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                 NUVEEN NATIONAL INSURED TRUST 363
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 981)


                                               CUSIP NUMBERS:


                                               Monthly:               6710A7 523
                                               Quarterly:             6710A7 531
                                               Semi-Annually:         6710A7 549



                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 981
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    National Insured Trust 363 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of States, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, to the extent indicated in "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    The objectives of the Trust are income exempt from Federal income tax and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 12 obligations issued by entities located in 9 states. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligation                           20.0   %
         2         Health Care Facility Revenue                 20.0
         2         Dedicated-Tax Supported Revenue              15.1
         2         Water and/or Sewer Revenue                   12.4
         1         Bridge and Toll Road Revenue                 10.0
         1         Transportation                               10.0
         1         Municipal Lease Revenue                       8.3
         1         Education Revenue                             4.2



    Approximately 15.1% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 11.5% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.8% of the aggregate principal amount and 1.8% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.


    Twenty percent of the principal amount of Bonds in the Trust consist of issues of entities located in the State of Illinois; such concentration may involve more risk than if such Bonds were issued by issuers located in several states.


    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 6

                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NATIONAL INSURED TRUST 363
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 28, 1998

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee............................ The Chase Manhattan Bank

                  -------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.


Principal Amount of Bonds in Trust..................  $     6,000,000
Number of Units.....................................           60,000
Fractional Undivided Interest in Trust Per Unit.....         1/60,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     5,761,218
    Divided by Number of Units......................  $         96.02
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.95
    Public Offering Price Per Unit(1)...............  $        100.97
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.63
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.02
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.34
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.95
Average Maturity of Bonds in the Trust(2)...........       25.1 years



                                               MONTHLY        QUARTERLY      SEMI-ANNUAL
                                             -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............  $    4.9109     $   4.9109      $   4.9109
      Less Estimated Annual Expense........  $     .2236     $    .1916      $    .1726
                                             -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................  $    4.6873     $   4.7193      $   4.7383
  Daily Rate of Accrual Per Unit...........  $    .01302     $   .01310      $   .01316
  ESTIMATED CURRENT RETURN(5)..............         4.64%          4.67 %          4.69 %
  ESTIMATED LONG TERM RETURN(5)............         4.66%          4.69 %          4.71 %
  Trustee's Annual Fees(6).................  $    1.4931     $   1.1731      $   0.9831



Date of Deposit...................................................................................January 29, 1998
Settlement Date...................................................................................February 3, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02666 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF  DEPOSIT
AND  SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF
ANY SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN  THE ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST,  THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF  PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER THE
MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING  THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT  VARY
FROM  THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND THE
"SCHEDULE OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER  THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  NATIONAL INSURED TRUST........  FEBRUARY 11, 1998   $          .02                      4.66        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the

                                     2 of 6

    Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                      NORMAL
                                                                                                  DISTRIBUTIONS
                                                                  1998                               PER YEAR
------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        3/1            5/1            8/1           11/1
Distribution Date.....................       3/15           5/15           8/15          11/15
----------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4179(1)                                              $  4.7031
                                                        --------  $.3918 every month  --------
Quarterly Distribution Plan...........  $   .4179(1)   $   .7890(2)   $  1.1835      $  1.1835    $  4.7351
Semi-Annual Distribution Plan.........  $   .4179(1)   $   .7920(3)                  $  2.3760    $  4.7541
----------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                   TAX STATUS

    For a discussion of the tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

                                     3 of 6

                       NUVEEN NATIONAL INSURED TRUST 363
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 981)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 29, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   555,000      Los Angeles County Metropolitan Transportation      2007 at 101        AAA         Aaa     $       559,407
                   Authority (California), Proposition A, First
                   Tier Senior Sales Tax Revenue Refunding
                   Bonds, Series 1997-A, 5.25% Due 7/1/27.
                   (Original issue discount bonds delivered on
                   or about June 12, 1997 at a price of 94.243%
                   of principal amount.)
    600,000      City and County of Denver, Colorado, Airport        2007 at 101        AAA         Aaa             604,500
                   System Revenue Bonds, Series 1997E, 5.25% Due
                   11/15/23.
    500,000      School Board of Orange County, Florida, Master      2007 at 101        AAA         Aaa             513,120
                   Lease Program, Certificates of Participation,
                   Series 1997A, 5.375% Due 8/1/17.
    250,000     * Illinois Educational Facilities Authority,         2008 at 100        AAA         Aaa             244,810
                   Revenue Bonds, Columbia College Bonds,
                   Columbia College Chicago, Series 1998, 5.10%
                   Due 12/1/22. (When issued.)
    600,000      Chicago Park District, Illinois, General            2007 at 101        AAA         Aaa             623,328
                   Obligation Unlimited Tax Park Bonds, Series
                   1996 (Personal Property Replacement Tax
                   Alternate Revenue Source), 5.60% Due 1/1/21.
    350,000      Metropolitan Pier and Exposition Authority       No Optional Call      AAA         Aaa             105,406
                   (Illinois), McCormick Place Expansion Project
                   Bonds, Series 1994B, 0.00% Due 6/15/21.
                   (Original issue discount bonds delivered on
                   or about June 23, 1994 at a price of 16.899%
                   of principal amount.)
    600,000      Iowa Finance Authority, Healthcare Revenue          2007 at 100        AAA         Aaa             594,000
                   Bonds, Series 1997 (Genesis Medical Center),
                   5.20% Due 7/1/22.
    600,000     * Massachusetts Health and Educational Facilities    2008 at 102        AAA         Aaa             579,990
                   Authority, Revenue Bonds, Caregroup Issue,
                   Series A, 5.00% Due 7/1/25. (When issued.)
    600,000      Massachusetts Turnpike Authority, Metropolitan      2007 at 102        AAA         Aaa             593,724
                   Highway System Revenue Bonds, 1997 Senior
                   Series A, 5.125% Due 1/1/23.
    600,000      The City of New York (New York), General            2007 at 101        AAA         Aaa             611,604
                   Obligation Bonds, Fiscal 1998 Series B,
                   5.375% Due 8/1/22.
    145,000      City of Hamilton!, Ohio, Wastewater System          2008 at 101        AAA         Aaa             145,363
                   Revenue Bonds, 1998 Series A, 5.20% Due
                   10/15/23. (When issued.)
    600,000      Upper Occoquan Sewage Authority (Virginia),         2006 at 102        AAA         Aaa             585,966
                   Regional Sewerage System Revenue Bonds,
                   Series of 1995A, 5.00% Due 7/1/25.
-----------                                                                                                 ---------------
$ 6,000,000                                                                                                 $     5,761,218
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 11, 1998. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on January 28, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                           PROFIT (OR
                                              COST TO         LOSS)       ANNUAL INTEREST   BID PRICE
                   TRUST                      SPONSOR      TO SPONSOR     INCOME TO TRUST   OF BONDS
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  National Insured Trust 363..............  $ 5,741,410  $      19,808    $   295,603      $ 5,737,743



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     4 of 6

                             Statement of Condition


                       NUVEEN NATIONAL INSURED TRUST 363



                    (Nuveen Tax-Free Unit Trust, Series 981)



                             AS OF JANUARY 29, 1998



    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    5,761,218
Accrued interest to January 29, 1998 on underlying
  Bonds(1)........................................          60,448
Organizational costs(3)...........................           8,000
                                                    --------------
            Total.................................  $    5,829,666
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 29, 1998 on
     underlying Bonds(4)..........................  $       60,448
    Accrued organizational costs(3)...............           8,000
                                                    --------------
            Total.................................  $       68,448
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (60,000)
      Cost to investors(5)........................  $    6,058,036
        Less: Gross underwriting commission(6)....        (296,818)
                                                    --------------
    Net amount applicable to investors............  $    5,761,218
                                                    --------------
            Total.................................  $    5,829,666
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     5 of 6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NATIONAL INSURED TRUST 363:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of National Insured Trust 363 (contained in Nuveen Tax-Free Unit Trust, Series
981), as of January 29, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of National Insured Trust 363 as of January 29, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
January 29, 1998.


                                     6 of 6

                                JANUARY 29, 1998
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                  NUVEEN ARIZONA INSURED TRUST 53
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 981)

                                               CUSIP NUMBERS:

                                               Monthly:               67102A 103
                                               Quarterly:             67102A 111
                                               Semi-Annually:         67102A 129


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 981
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Arizona Insured Trust 53 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Arizona, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Arizona income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 7 obligations issued by entities located in Arizona and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligation                           28.6   %
         2         Water and/or Sewer Revenue                   23.1
         1         Education Revenue                            14.3
         1         Utilities                                    14.3
         1         Power Revenue                                14.0
         1         Escrow Secured                                5.7



    Approximately 34.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 30.3% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 2.6% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
                 REGARDING THE NUVEEN ARIZONA INSURED TRUST 53
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 28, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,672,761
    Divided by Number of Units......................  $         95.59
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.92
    Public Offering Price Per Unit(1)...............  $        100.51
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.23
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.59
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.28
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.92
Average Maturity of Bonds in the Trust(2)...........       21.8 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.6582        $ 4.6582       $ 4.6582
      Less Estimated Annual Expense........         $ .2539         $ .2219        $ .2029
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.4043        $ 4.4363       $ 4.4553
  Daily Rate of Accrual Per Unit...........        $ .01223        $ .01232       $ .01237
  ESTIMATED CURRENT RETURN(5)..............            4.38%           4.41%          4.43 %
  ESTIMATED LONG TERM RETURN(5)............            4.41%           4.44%          4.46 %
  Trustee's Annual Fees(6).................        $ 1.4464        $ 1.1264       $ 0.9364
Date of Deposit...................................................................................January 29, 1998
Settlement Date...................................................................................February 3, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02971 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                      NORMAL
                                                                                                  DISTRIBUTIONS
                                                                  1998                               PER YEAR
------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        3/1            5/1            8/1           11/1
Distribution Date.....................       3/15           5/15           8/15          11/15
----------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3913(1)                                              $  4.4043
                                                        --------  $.3669 every month  --------
Quarterly Distribution Plan...........  $   .3913(1)   $   .7392(2)   $  1.1088      $  1.1088    $  4.4363
Semi-Annual Distribution Plan.........  $   .3913(1)   $   .7422(3)                  $  2.2266    $  4.4553
----------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                              ARIZONA RISK FACTORS

    The financial condition of the State of Arizona is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on services, tourism and manufacturing. These sectors tend to by cyclical. In 1986, the value of Arizona real estate began a steady decline, reflecting a market which had been overbuilt in the previous decade with a resulting surplus of completed inventory. This decline adversely affected both the construction industry and those Arizona financial institutions which had aggressively pursued many facets of real estate lending. In the near future, Arizona's financial institutions are likely to continue to experience problems until the excess inventories of commercial and residential properties are resolved.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning Arizona risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.


    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Arizona (the "State"), its political subdivisions and authorities (the "Arizona Bonds"), and certain bonds issued by Puerto Rico authority (the "Possession Bonds") (collectively the Arizona Bonds and Possession Bonds shall be referred to herein as the "Bonds"), provided the interest on such Bonds received by the Trust is exempt from State income taxes.



    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly


                                     3 of 7
issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Arizona income tax (the "Arizona Income Tax"). At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Arizona Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the Arizona Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.


    In the opinion of Chapman and Cutler counsel to the Sponsor, under existing law:

        For Arizona income tax purposes, each Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of the Trust therefore will be treated as the income of the Unitholder under State law.


        For Arizona income tax purposes, interest on the Arizona Bonds which is excludable from Federal gross income and which is exempt from Arizona income taxes when received by the Trust, and which would be excludable from Federal gross income and exempt from Arizona income taxes if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.



        To the extent that interest derived from the Trust by a Unitholder with respect to the Arizona Bonds is excludable from Federal gross income, such interest will not be subject to Arizona income taxes.



        Interest on the Possession Bonds which is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Arizona income taxation and therefore will not be includible in the income of the Unitholder for income tax purposes when distributed by the Arizona Trust and received by the Unitholders.



        Each Unitholder will receive taxable gain or loss for Arizona income tax purposes when Bonds held in the Trust are sold, exchanged, redeemed or paid at maturity, or when the Unitholder redeems or sells Units, at a price that differs from original cost as adjusted for amortization of Bond discount or premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Trust, if later.



        Amounts paid by the Insurer under an insurance policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted Bonds held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.


        Arizona law does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from Arizona income taxes.

        Neither the Bonds nor the Units will be subject to Arizona property taxes, sales tax or use tax.

        Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Arizona law. Ownership of the Units may result in collateral Arizona tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                     4 of 7

                        NUVEEN ARIZONA INSURED TRUST 53
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 981)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 29, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   100,000      The Industrial Development Authority of the      No Optional Call      AAA         Aaa     $        43,722
                   County of Maricopa (Arizona), Single Family
                   Mortgage Revenue Bonds, Series 1983A, 0.00%
                   Due 12/31/14. (Original issue discount bonds
                   delivered on or about December 29, 1983 at a
                   price of 35.614% of principal amount.)(Escrow
                   Secured.)
    250,000      City of Mesa, Arizona, Utility Systems Revenue      2007 at 101        AAA         Aaa             258,015
                   Bonds, Series 1997, 5.25% Due 7/1/16.
    250,000      Arizona Board of Regents, Northern Arizona          2007 at 101        AAA         Aaa             252,395
                   University System Revenue Bonds, Series 1997,
                   5.00% Due 6/1/15.
    250,000     * City of Phoenix, Arizona, Various Purpose          2008 at 101        AAA         Aaa             230,818
                   General Obligation Bonds, Series 1998, 4.50%
                   Due 7/1/22. (Original issue discount bonds
                   will be delivered on or about February 4,
                   1998 at a price of 94.337% of principal
                   amount.)(When issued.)
    155,000      City of Phoenix Civic Improvement Corporation       2007 at 100        AAA         Aaa             159,318
                   (Arizona), Junior Lien Wastewater System
                   Revenue Bonds, Series 1997, 5.375% Due
                   7/1/22.
    245,000      Salt River Project Agricultural Improvement and     2008 at 101        AAA         Aaa             245,000
                   Power District, Arizona, Salt River Project
                   Electric System Refunding Revenue Bonds, 1997
                   Series A, 5.00% Due 1/1/20.
    250,000      City of Tucson, Arizona, Water System Revenue       2007 at 100        AAA         Aaa             251,380
                   Refunding Bonds, Series 1997, 5.125% Due
                   7/1/21.
    250,000      Commonwealth of Puerto Rico, Public Improvement     2008 at 101        AAA         Aaa             232,113
                   Refunding Bonds, Series 1998 (General
                   Obligation Bonds), 4.50% Due 7/1/23.
                   (Original issue discount bonds delivered on
                   or about January 29, 1998 at a price of
                   92.439% of principal amount.)
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,672,761
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 4, 1998. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from January 20, 1998 to January 28, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                           PROFIT (OR
                                              COST TO         LOSS)       ANNUAL INTEREST   BID PRICE
                   TRUST                      SPONSOR      TO SPONSOR     INCOME TO TRUST   OF BONDS
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Arizona Insured Trust 53................  $ 1,668,386  $       4,375    $    81,519      $ 1,666,411



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .36%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                        NUVEEN ARIZONA INSURED TRUST 53



                    (Nuveen Tax-Free Unit Trust, Series 981)



                             AS OF JANUARY 29, 1998



    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,672,761
Accrued interest to January 29, 1998 on underlying
  Bonds(1)........................................           6,507
Organizational costs(3)...........................           2,600
                                                    --------------
            Total.................................  $    1,681,868
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 29, 1998 on
     underlying Bonds(4)..........................  $        6,507
    Accrued organizational costs(3)...............           2,600
                                                    --------------
            Total.................................  $        9,107
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,758,942
        Less: Gross underwriting commission(6)....         (86,181)
                                                    --------------
    Net amount applicable to investors............  $    1,672,761
                                                    --------------
            Total.................................  $    1,681,868
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF ARIZONA INSURED TRUST 53:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Arizona Insured Trust 53 (contained in Nuveen Tax-Free Unit Trust, Series 981), as of January 29, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Arizona Insured Trust 53 as of January 29, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
January 29, 1998.


                                     7 of 7

                                JANUARY 29, 1998
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                  NUVEEN FLORIDA INSURED TRUST 253
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 981)

                                               CUSIP NUMBERS:

                                               Monthly:               6706H6 617
                                               Quarterly:             6706H6 625
                                               Semi-Annually:         6706H6 633


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 981
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Florida Insured Trust 253 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Florida, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Florida intangibles tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal income tax and Florida intangibles tax, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 8 obligations issued by entities located in Florida. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Dedicated-Tax Supported Revenue              19.9   %
         1         General Obligation                           14.3
         1         Bridge and Toll Road Revenue                 14.3
         1         Transportation                               14.3
         1         Utilities                                    14.3
         1         Municipal Lease Revenue                      14.3
         1         Water and/or Sewer Revenue                    8.6



    Approximately 14.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 10.9% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 1.9% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
                 REGARDING THE NUVEEN FLORIDA INSURED TRUST 253
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 28, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,684,092
    Divided by Number of Units......................  $         96.23
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.96
    Public Offering Price Per Unit(1)...............  $        101.19
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.84
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.23
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.35
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.96
Average Maturity of Bonds in the Trust(2)...........       25.3 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............        $ 4.8786        $ 4.8786       $ 4.8786
      Less Estimated Annual Expense........         $ .2612         $ .2292        $ .2102
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................        $ 4.6174        $ 4.6494       $ 4.6684
  Daily Rate of Accrual Per Unit...........        $ .01282        $ .01291       $ .01296
  ESTIMATED CURRENT RETURN(5)..............            4.56%           4.59%          4.61 %
  ESTIMATED LONG TERM RETURN(5)............            4.58%           4.62%          4.64 %
  Trustee's Annual Fees(6).................        $ 1.5307        $ 1.2107       $ 1.0207
Date of Deposit...................................................................................January 29, 1998
Settlement Date...................................................................................February 3, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02857 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                      NORMAL
                                                                                                  DISTRIBUTIONS
                                                                  1998                               PER YEAR
------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        3/1            5/1            8/1           11/1
Distribution Date.....................       3/15           5/15           8/15          11/15
----------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4102(1)                                              $  4.6174
                                                        --------  $.3846 every month  --------
Quarterly Distribution Plan...........  $   .4102(1)   $   .7746(2)   $  1.1619      $  1.1619    $  4.6494
Semi-Annual Distribution Plan.........  $   .4102(1)   $   .7776(3)                  $  2.3328    $  4.6684
----------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                              FLORIDA RISK FACTORS

    The financial condition of the State of Florida is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.


    The State maintains a bond rating of Aa, AA and AA from Moody's, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.


    Further information concerning Florida risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

                                     3 of 7

    The assets of the Trust will consist solely of interest-bearing obligations issued by or on behalf of the State of Florida, its political subdivisions and authorities or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa, or the Northern Mariana Islands (the "Florida Bonds").

    In the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., special counsel for the Trust for Florida tax matters, under existing law:

    For Florida state income tax purposes, the Trust will not be subject to the Florida income tax imposed by the Florida Code so long as the Trust has no income subject to federal taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Because Florida does not impose an income tax on individuals, non-corporate Unitholders will not be subject to any Florida income tax on income realized by the Trust. Each corporate Unitholder will be subject to Florida income taxation on its share of the income realized by the Trust notwithstanding the tax exempt status of the interest received from any bonds under Section 103(a) of the Internal Revenue Code of 1986 or any other federal law, unless the interest income constitutes nonbusiness income. Nevertheless, any corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of the Trust income which constitutes nonbusiness income.

    Trust Units will be subject to Florida estate tax only if owned by Florida residents, certain natural persons not domiciled in Florida, or certain natural persons not residents of the United States. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 (and in some cases Section 2102) of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Florida Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Because Bonds issued by the State of Florida or its political subdivisions or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Mariana Islands are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes, as amended, the Trust will not be subject to Florida intangible personal property tax. In addition, the Unitholders will not be subject to Florida intangible personal property tax on the Units.

                                     4 of 7

                        NUVEEN FLORIDA INSURED TRUST 253
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 981)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 29, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   250,000      State of Florida, Department of Transportation,     2007 at 101        AAA         Aaa     $       249,125
                   Alligator Alley Revenue Bonds, Series 1997,
                   5.125% Due 7/1/22.
    250,000      Dade County Aviation Department (Florida),         2007 at 101.5       AAA         Aaa             248,283
                   (Miami International Airport), Revenue Bonds,
                   Series 1997C, 5.125% Due 10/1/27.
    250,000      Dade County, Florida, Seaport General               2006 at 102        AAA         Aaa             249,130
                   Obligation Refunding Bonds, Series 1996
                   (General Obligation Bonds), 5.125% Due
                   10/1/21.
    150,000      Dade County, Florida, Water and Sewer System        2007 at 101        AAA         Aaa             151,292
                   Revenue Bonds, Series 1997, 5.25% Due
                   10/1/26. (Original issue discount bonds
                   delivered on or about January 30, 1997 at a
                   price of 93.586% of principal amount.)
    250,000      Orange County, Florida, Tourist Development Tax     2007 at 101        AAA         Aaa             249,130
                   Refunding Revenue Bonds, Series 1997, 5.125%
                   Due 10/1/21.
    250,000      School Board of Orange County, Florida, Master      2007 at 101        AAA         Aaa             256,560
                   Lease Program, Certificates of Participation,
                   Series 1997A, 5.375% Due 8/1/17.
    250,000      City of Port St. Lucie, Florida, Utility System     2007 at 101        AAA         Aaa             248,293
                   Refunding and Improvement Revenue Bonds,
                   Series 1997A, 5.125% Due 9/1/27.
    100,000      City of Sunrise, Florida, Public Facilities      No Optional Call      AAA         Aaa              32,279
                   Revenue Bonds, Series 1992B, 0.00% Due
                   10/1/20. (Original issue discount bonds
                   delivered on or about March 10, 1992 at a
                   price of 14.812% of principal amount.)
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,684,092
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from January 9, 1998 to January 28, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                           PROFIT (OR
                                              COST TO         LOSS)       ANNUAL INTEREST   BID PRICE
                   TRUST                      SPONSOR      TO SPONSOR     INCOME TO TRUST   OF BONDS
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Florida Insured Trust 253...............  $ 1,679,224  $       4,868    $    85,375      $ 1,677,242



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                        NUVEEN FLORIDA INSURED TRUST 253



                    (Nuveen Tax-Free Unit Trust, Series 981)



                             AS OF JANUARY 29, 1998



    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,684,092
Accrued interest to January 29, 1998 on underlying
  Bonds(1)........................................          34,152
Organizational costs(3)...........................           2,500
                                                    --------------
            Total.................................  $    1,720,744
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 29, 1998 on
     underlying Bonds(4)..........................  $       34,152
    Accrued organizational costs(3)...............           2,500
                                                    --------------
            Total.................................  $       36,652
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,770,856
        Less: Gross underwriting commission(6)....         (86,764)
                                                    --------------
    Net amount applicable to investors............  $    1,684,092
                                                    --------------
            Total.................................  $    1,720,744
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF FLORIDA INSURED TRUST 253:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Florida Insured Trust 253 (contained in Nuveen Tax-Free Unit Trust, Series 981), as of January 29, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Florida Insured Trust 253 as of January 29, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
January 29, 1998.


                                     7 of 7

                                JANUARY 29, 1998
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                 NUVEEN NEW YORK INSURED TRUST 276
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 981)

                                               CUSIP NUMBERS:

                                               Monthly:               67102K 796
                                               Quarterly:             67102K 804
                                               Semi-Annually:         67102K 812


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 981
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    New York Insured Trust 276 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New York, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New York state and city income taxes, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 8 obligations issued by entities located in New York. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Education Revenue                            28.6   %
         3         General Obligation                           28.5
         1         Dedicated-Tax Supported Revenue              14.3
         1         Transportation                               14.3
         1         Water and/or Sewer Revenue                   14.3



    Approximately 48.6% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 46.3% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 2.1% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.

    The Trust is considered to be concentrated in Bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NEW YORK INSURED TRUST 276
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 28, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,680,838
    Divided by Number of Units......................  $         96.05
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.95
    Public Offering Price Per Unit(1)...............  $        101.00
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.67
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.05
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.33
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.95
Average Maturity of Bonds in the Trust(2)...........       24.8 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $4.8536         $4.8536        $4.8536
      Less Estimated Annual Expense........          $.2592          $.2272         $.2082
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $4.5944         $4.6264        $4.6454
  Daily Rate of Accrual Per Unit...........         $.01276         $.01285        $.01290
  ESTIMATED CURRENT RETURN(5)..............            4.55%           4.58%          4.60 %
  ESTIMATED LONG TERM RETURN(5)............            4.58%           4.62%          4.64 %
  Trustee's Annual Fees(6).................         $1.4992         $1.1792        $0.9892
Date of Deposit...................................................................................January 29, 1998
Settlement Date...................................................................................February 3, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02971 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                      NORMAL
                                                                                                  DISTRIBUTIONS
                                                                  1998                               PER YEAR
------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        3/1            5/1            8/1           11/1
Distribution Date.....................       3/15           5/15           8/15          11/15
----------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4083(1)                                              $  4.5944
                                                          --------$.3828 every month--------
Quarterly Distribution Plan...........  $   .4083(1)   $   .7710(2)   $  1.1565      $  1.1565    $  4.6264
Semi-Annual Distribution Plan.........  $   .4083(1)   $   .7740(3)                  $  2.3220    $  4.6454
----------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                             NEW YORK RISK FACTORS

    The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to STATE OF DELAWARE V. STATE OF NEW YORK. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

    All outstanding general obligation bonds of the State are rated "A-" by Standard and Poor's and "A" by Moody's.

    Further information concerning New York risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

                                     3 of 7

    In the opinion of Edwards & Angell, special counsel for the Trust for New York tax matters, under existing law:

        Interest on obligations issued by New York State, a political subdivision thereof, Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands, or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("New York Obligations"), which would be exempt from New York State or New York City personal income tax if directly received by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to such Unitholder. Thus, interest on bonds received by Unitholders which is not subject to New York State tax is also exempt from New York City personal income tax.

        Interest (less amortizable premium, if any) derived from the Trust by a resident of New York State (or New York City) in respect of obligations issued by states other than New York (or their political subdivisions) will be subject to New York State (or New York City) personal income tax.

        A Unitholder who is a resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the Trust are sold, redeemed or paid at maturity or when the Unitholder's Units are sold or redeemed; such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held by the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued, had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

        Interest or gain from the Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

        In the case of the Trust, amounts paid under the insurance policies representing maturing interest on defaulted New York Obligations held by the Trustee in the Trust will be excludable from New York State and New York City income if, and to the same extent as, such interest would have been excludable if paid by the respective issuer.

        For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of obligations of any state or subdivision thereof including New York.

        If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in the Trust.

                                     4 of 7

                       NUVEEN NEW YORK INSURED TRUST 276
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 981)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 29, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   250,000      Dormitory Authority of the State of New York,       2008 at 102        AAA         Aaa     $       248,298
                   City University System Consolidated Third
                   General Resolution Revenue Bonds, 1997 Series
                   1, 5.125% Due 7/1/27. (Original issue
                   discount bonds delivered on or about November
                   18, 1997 at a price of 94.264% of principal
                   amount.)
    250,000      Dormitory Authority of the State of New York,       2006 at 102        AAA         Aaa             252,910
                   Mental Health Services Facilities Improvement
                   Revenue Bonds, Series 1996C, 5.25% Due
                   8/15/16. (General Obligation Bonds.)
    250,000      Dormitory Authority of the State of New York,       2008 at 101        AAA         Aaa             249,138
                   State University Educational Facilities
                   Revenue Bonds, Series 1997, 5.125% Due
                   5/15/21. (Original issue discount bonds
                   delivered on or about October 30, 1997 at a
                   price of 94.575% of principal amount.)
    100,000      The City of New York (New York), General         No Optional Call      AAA         Aaa              35,301
                   Obligation Bonds, Fiscal 1993 Series E, 0.00%
                   Due 5/15/19. (Original issue discount bonds
                   delivered on or about May 27, 1993 at a price
                   of 19.479% of principal amount.)
    150,000      The City of New York (New York), General            2007 at 101        AAA         Aaa             152,901
                   Obligation Bonds, Fiscal 1998 Series B,
                   5.375% Due 8/1/22.
    250,000      Metropolitan Transportation Authority, New          2007 at 101        AAA         Aaa             244,920
                   York, Commuter Facilities Revenue Bonds,
                   Series 1997E, 5.00% Due 7/1/21. (Original
                   issue discount bonds delivered on or about
                   October 29, 1997 at a price of 94.428% of
                   principal amount.)
    250,000      New York City (New York), Municipal Water           2007 at 101        AAA         Aaa             248,225
                   Finance Authority, Water and Sewer System
                   Revenue Bonds, Fiscal 1998 B, 5.125% Due
                   6/15/30.
    250,000      New York City (New York) Transitional Finance       2007 at 101        AAA         Aaa             249,145
                   Authority, Future Tax Secured Bonds, Fiscal
                   1998 Series A, 5.125% Due 8/15/21.
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,680,838
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from January 13, 1998 to January 28, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                           PROFIT (OR
                                              COST TO         LOSS)       ANNUAL INTEREST   BID PRICE
                   TRUST                      SPONSOR      TO SPONSOR     INCOME TO TRUST   OF BONDS
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  New York Insured Trust 276..............  $ 1,674,114  $       6,724    $    84,938      $ 1,674,238



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .38%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                       NUVEEN NEW YORK INSURED TRUST 276



                    (Nuveen Tax-Free Unit Trust, Series 981)



                             AS OF JANUARY 29, 1998



    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,680,838
Accrued interest to January 29, 1998 on underlying
  Bonds(1)........................................          27,525
Organizational costs(3)...........................           2,600
                                                    --------------
            Total.................................  $    1,710,963
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 29, 1998 on
     underlying Bonds(4)..........................  $       27,525
    Accrued organizational costs(3)...............           2,600
                                                    --------------
            Total.................................  $       30,125
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,767,435
        Less: Gross underwriting commission(6)....         (86,597)
                                                    --------------
    Net amount applicable to investors............  $    1,680,838
                                                    --------------
            Total.................................  $    1,710,963
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW YORK INSURED TRUST 276:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New York Insured Trust 276 (contained in Nuveen Tax-Free Unit Trust, Series 981), as of January 29, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New York Insured Trust 276 as of January 29, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
January 29, 1998.


                                     7 of 7

                                JANUARY 29, 1998
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                   NUVEEN OHIO INSURED TRUST 147
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 981)

                                               CUSIP NUMBERS:

                                               Monthly:               67102G 589
                                               Quarterly:             67102G 597
                                               Semi-Annually:         67102G 605


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 981
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.


    Ohio Insured Trust 147 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Ohio, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Ohio state and local income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 8 obligations issued by entities located in Ohio. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         General Obligation                           33.9   %
         1         Dedicated-Tax Supported Revenue              14.3
         1         Power Revenue                                14.3
         1         Health Care Facility Revenue                 14.3
         1         Transportation                               14.3
         1         Water and/or Sewer Revenue                    8.9



    Approximately 48.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 46.7% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 2.0% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
                  REGARDING THE NUVEEN OHIO INSURED TRUST 147
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 28, 1998

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,670,055
    Divided by Number of Units......................  $         95.43
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.92
    Public Offering Price Per Unit(1)...............  $        100.35
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.04
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.43
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.31
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.92
Average Maturity of Bonds in the Trust(2)...........       25.6 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $4.8034         $4.8034        $4.8034
      Less Estimated Annual Expense........          $.2532          $.2212         $.2022
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $4.5502         $4.5822        $4.6012
  Daily Rate of Accrual Per Unit...........         $.01263         $.01272        $.01278
  ESTIMATED CURRENT RETURN(5)..............            4.53%           4.57%          4.59 %
  ESTIMATED LONG TERM RETURN(5)............            4.57%           4.60%          4.61 %
  Trustee's Annual Fees(6).................         $1.4507         $1.1307        $0.9407
Date of Deposit...................................................................................January 29, 1998
Settlement Date...................................................................................February 3, 1998
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02857 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                      NORMAL
                                                                                                  DISTRIBUTIONS
                                                                  1998                               PER YEAR
------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        3/1            5/1            8/1           11/1
Distribution Date.....................       3/15           5/15           8/15          11/15
----------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4041(1)                                              $  4.5502
                                                        --------  $.3789 every month  --------
Quarterly Distribution Plan...........  $   .4041(1)   $   .7632(2)   $  1.1448      $  1.1448    $  4.5822
Semi-Annual Distribution Plan.........  $   .4041(1)   $   .7668(3)                  $  2.3004    $  4.6012
----------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                               OHIO RISK FACTORS

    The financial condition of the State of Ohio is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning State risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

    The Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof (the "Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam (collectively, "Obligations").

                                     3 of 7

    In the opinion of Squire, Sanders & Dempsey, special Ohio counsel to the Trust, provided that at all times at least fifty percent of the value of the total assets of the Trust consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

        The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

        Income of the Trust will be treated as the income of the Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

        Interest on Obligations held by the Trust is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Proceeds paid under insurance policies, if any, to the Trustee of the Trust representing maturing interest on defaulted obligations held by the Trust that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

        Gains and losses realized on the sale, exchange or other disposition by the Trust of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

                                     4 of 7

                         NUVEEN OHIO INSURED TRUST 147
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 981)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 29, 1998



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   100,000      City of Beavercreek, Greene County, Ohio, Golf   No Optional Call      AAA         Aaa     $        33,371
                   Course Bonds, Series 1997, Limited Tax
                   General Obligation, 0.00% Due 2/1/20.
                   (Original issue discount bonds delivered on
                   or about December 30, 1997 at a price of
                   31.495% of principal amount.)
    250,000      City of Cleveland, Ohio, Airport System Revenue     2008 at 101        AAA         Aaa             250,000
                   Bonds, Series 1997C, 5.125% Due 1/1/22.
    250,000      City of Cleveland, Ohio, Public Power System,       2006 at 102        AAA         Aaa             244,563
                   First Mortgage Revenue Refunding Bonds,
                   Series 1996, Sub-Series 1, 5.00% Due
                   11/15/24. (Original issue discount bonds
                   delivered on or about December 20, 1996 at a
                   price of 91.443% of principal amount.)
    155,000      City of Hamilton!, Ohio, Wastewater System          2008 at 101        AAA         Aaa             155,388
                   Revenue Bonds, 1998 Series A, 5.20% Due
                   10/15/23. (When issued.)
    250,000      County of Hamilton, Ohio, Sales Tax Bonds,          2007 at 101        AAA         Aaa             234,823
                   Series 1998A, Hamilton County Football
                   Project, 4.75% Due 12/1/27.
    245,000      Hilliard City School District, Ohio, General        2006 at 101        AAA         Aaa             241,700
                   Obligation Bonds, School Improvement Bonds,
                   Series 1996A, 5.00% Due 12/1/20. (Original
                   issue discount bonds delivered on or about
                   February 7, 1996 at a price of 94.886% of
                   principal amount.)
    250,000      County of Lorain, Ohio, Hospital Facilities         2007 at 102        AAA         Aaa             260,210
                   Revenue Bonds, Series 1997 B (Catholic
                   Healthcare Partners), 5.50% Due 9/1/27.
                   (Original issue discount bonds delivered on
                   or about May 15, 1997 at a price of 94.711%
                   of principal amount.)
    250,000      Upper Arlington City School District, Franklin      2006 at 101        AAA         Aaa             250,000
                   County, Ohio, School Building Improvement
                   Bonds, 5.125% Due 12/1/19. (General
                   Obligation Bonds.)
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,670,055
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from January 26, 1998 to January 28, 1998. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                           PROFIT (OR
                                              COST TO         LOSS)       ANNUAL INTEREST   BID PRICE
                   TRUST                      SPONSOR      TO SPONSOR     INCOME TO TRUST   OF BONDS
  ----------------------------------------  -----------  ---------------  ---------------  -----------
  Ohio Insured Trust 147..................  $ 1,665,534  $       4,521    $    84,060      $ 1,663,205



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                         NUVEEN OHIO INSURED TRUST 147



                    (Nuveen Tax-Free Unit Trust, Series 981)



                             AS OF JANUARY 29, 1998



    TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by
  an irrevocable letter of credit(1)(2)...........  $    1,670,055
Accrued interest to January 29, 1998 on underlying
  Bonds(1)........................................          14,494
Organizational costs(3)...........................           2,500
                                                    --------------
            Total.................................  $    1,687,049
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 29, 1998 on
     underlying Bonds(4)..........................  $       14,494
    Accrued organizational costs(3)...............           2,500
                                                    --------------
            Total.................................  $       16,994
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,756,096
        Less: Gross underwriting commission(6)....         (86,041)
                                                    --------------
    Net amount applicable to investors............  $    1,670,055
                                                    --------------
            Total.................................  $    1,687,049
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF OHIO INSURED TRUST 147:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Ohio Insured Trust 147 (contained in Nuveen Tax-Free Unit Trust, Series 981), as of January 29, 1998. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Ohio Insured Trust 147 as of January 29, 1998, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
January 29, 1998.


                                     7 of 7

                                           B

NUVEEN  Tax-Free Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)

              JULY 8, 1997


THIS  PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.

INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE--EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.


THIS NUVEEN TAX-FREE UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of The McGraw Hill Companies ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's") or Fitch Investors Service, Inc. ("Fitch") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?")



THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS.")


DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.


FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders on the business day prior to the Date of Deposit, see Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"



THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?") The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")



A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS.")


RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE  SECURITIES  AND
EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Free Unit Trusts


      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      RISK FACTORS                                       5
      COMPOSITION OF TRUSTS                              6
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   11
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    12
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        13
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             13
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          15
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        16
      ACCUMULATION PLAN                                  17
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           17
      UNIT VALUE AND EVALUATION                          17
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             18
      OWNERSHIP AND TRANSFER OF UNITS                    19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           20
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          21
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           21
      INFORMATION ABOUT THE TRUSTEE                      21
      INFORMATION ABOUT THE SPONSOR                      22
      OTHER INFORMATION                                  22

  NUVEEN  Tax-Free Unit Trusts


      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          17
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             13
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                21
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      7
      Dealer Discounts                                           18
      Distributions to Unitholders                               16
                                                                 Part
      Distribution Payment Dates                                 A,16
      Distribution of Units to the Public                        18
                                                                 Part
      Essential Information Regarding the Trusts                 A,12
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,12
      Evaluation                                                 17
      Expenses for Normal Trust Operation                        15
      Indenture, Amendment of                                    22
      Indenture, Termination of                                  22
      Insurance on the Bonds                                     8
      Interest Account Distributions                             Part A
      Legal Opinion                                              23
      Limitations on Liabilities of Sponsor and Trustee          21
      Market for Units                                           11
      Minimum Transaction                                        18
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 16
      Other Information                                          22
      Ownership and Transfer of Units                            19
      Principal Account Distributions                            16
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               21
      Quantity Purchases                                         9
                                                                 Part
      Record Dates                                               A,16
      Redemption of Units Without Charge                         20
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     17
      Risk Factors                                               5
      Sales Charge                                               10
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 22
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            22
      Supplemental Information                                   23
      Tax Status of Unitholders                                  13
      Trustee, Information About                                 21
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?


This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").



    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."



    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.


    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?


The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.


SUMMARY OF PORTFOLIOS


In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

RISK FACTORS


An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the Bonds. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest or the Standard & Poor's "AAA", the Moody's "Aaa" or the Fitch "AAA" ratings of the Bonds in the Insured Trust portfolio. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.



    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.



    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.


    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.


    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.


    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.


    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.


    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.


    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.


    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.



    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.


    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?


Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).



    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.



    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.



    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.



    As of December 31, 1995 the Insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1996, the Insurer had admitted assets of $4.3 billion (unaudited), total liabilities of $2.9 billion (unaudited), and total capital and surplus of $1.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.


                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1995.
                                (000'S OMITTED)



                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The AEtna Casualty & Surety Company........................................  $ 10,225,604  $  8,312,158  $   1,913,446
Fireman's Fund Insurance Company...........................................     7,126,217     5,116,059      2,010,158
The Travelers Indemnity Company............................................    10,461,356     8,654,130      1,807,226
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     4,260,177     3,637,513        622,664
The Continental Insurance Company..........................................     3,060,583     2,380,723        679,860
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 35,133,937  $ 28,100,583  $   7,033,354
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------



    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."


    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM                                        INTERMEDIATE
                                                     TRUSTS                   LONG INTERMEDIATE TRUSTS           TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %          5.152 %           4.25 %          4.439 %           3.90%
500 but less than 1,000.................         4.75            4.987             4.15            4.330             3.70
1,000 but less than 2,500...............         4.50            4.712             3.85            4.004             3.50
2,500 but less than 5,000...............         4.25            4.439             3.60            3.734             3.25
5,000 but less than 10,000..............         3.50            3.627             3.35            3.466             3.00
10,000 but less than 25,000.............         3.00            3.093             3.00            3.093             2.75
25,000 but less than 50,000.............         2.50            2.564             2.50            2.564             2.50
50,000 or more..........................         2.00            2.041             2.00            2.041             2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................        4.058 %
500 but less than 1,000.................        3.842
1,000 but less than 2,500...............        3.627
2,500 but less than 5,000...............        3.359
5,000 but less than 10,000..............        3.093
10,000 but less than 25,000.............        2.828
25,000 but less than 50,000.............        2.564
50,000 or more..........................        2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %          3.093 %           2.50 %          2.564 %
500 but less than 1,000.................         2.80            2.881             2.30            2.354
1,000 but less than 2,500...............         2.60            2.670             2.10            2.145
2,500 but less than 5,000...............         2.35            2.407             1.85            1.885
5,000 but less than 10,000..............         2.10            2.145             1.60            1.626
10,000 but less than 25,000.............         1.85            1.885             1.35            1.368
25,000 but less than 50,000.............         1.80            1.833             1.25            1.266
50,000 or more..........................         1.50            1.523             1.15            1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.


    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.



    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"



    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).



    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.


    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS


During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.


    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")


WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.


    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.


WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?


The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.



    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.



    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")


    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?


The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")


    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?


At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.


    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.



    The "Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.


    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:


    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Code will retain its status when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;



    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) during the period from the Unitholders settlement date to the date such Bonds are delivered to the respective Trusts and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; and



    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.


    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.



    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.



    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.


    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.


    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.



    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.



    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.


WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and

Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.


    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.


    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.


    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")


    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.


ACCUMULATION PLAN


The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.


Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?


The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.


UNIT VALUE AND EVALUATION


The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or
(4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC


Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.


    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The  Sponsor plans to allow a discount  to brokers and dealers in connection
with  the  primary  distribution   of  Units  and   also  in  secondary   market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.


    At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.



Primary Market Volume Incentives



                                   PER TRUST SALES LEVEL
AVERAGE MATURITY                     DURING THE PRIMARY      VOLUME INCENTIVE
OF TRUST                              OFFERING PERIOD            PER UNIT
-------------------------------  --------------------------  -----------------
Less than 6 years                      At least 5,000 Units      $    0.05
6 but less than 15 years               At least 2,500 Units      $    0.10
15 years or more                       At least 2,500 Units      $    0.20



    In addition, a volume incentive of $2.50 per $1,000 of Units sold can be earned by dealer firms as a marketing allowance for secondary market sales of at least $1 million of Nuveen Unit Trust units per calendar quarter.



    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.



    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")


    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE


Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.



    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.



    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.


    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.


    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.


    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal

Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.


    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.


    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR


Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.



    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.


OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.


    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal
Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                          NUVEEN  Tax-Free Unit Trusts


                              PROSPECTUS -- PART B
                                  JULY 8, 1997



                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS


                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.


           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT

                               NUVEEN SERIES 981

               This   Information   Supplement   provides  additional
           information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

               This Information Supplement is dated January 29, 1998. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

                 ----------------------------------------------


GENERAL RISK DISCLOSURE..............................................           2
  Health Care Facility Revenue Obligations...........................           2
  Single Family and Multi-Family Housing Revenue Obligations.........           2
  Single Family Mortgage Revenue Bonds...............................           2
  Congregate Care Revenue Obligations................................           3
  Federally Enhanced Obligations.....................................           3
  Public Housing Authority Revenue Obligations.......................           3
  Industrial Revenue Obligations.....................................           3
  Power Revenue Obligations..........................................           4
  Utility Obligations................................................           4
  Transportation Bonds...............................................           4
  Water and/or Sewerage Revenue Obligations..........................           4
  Resource Recovery Revenue Obligations..............................           5
  Education Revenue Obligations......................................           5
  Bridge and Tollroad Revenue Obligations............................           5
  Dedicated-Tax Supported Revenue Bonds..............................           5
  Municipal Lease Revenue Bonds......................................           5
  Special Obligation to Crossover....................................           5
  Civic Organization Obligations.....................................           5
  Original Issue Discount Bonds and Stripped Obligations.............           5
WHY AND HOW ARE THE BONDS INSURED?...................................           6
ACCUMULATION PLAN....................................................           8
INFORMATION ABOUT THE SPONSOR........................................           9
DESCRIPTION OF RATINGS...............................................          11
HOW THE TRUST COMPARES PERFORMANCE...................................          13
HOW TO CALCULATE YOUR ESTIMATED INCOME...............................          14
Appendix A -- National Disclosure....................................         A-1
Appendix B -- Arizona Disclosure.....................................         B-1
Appendix C -- Florida Disclosure.....................................         C-1
Appendix D -- New York Disclosure....................................         D-1
Appendix E -- Ohio Disclosure........................................         E-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disperse to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    On November 14, 1997, MBIA Inc. announced the signing of a definitive agreement to merge with CapMAC Holdings Inc. ("CHI"), the parent company of Capital Markets Assurance Corporation ("CapMAC"), in a stock-for-stock transaction valued at $607 million. The announcement also stated that all outstanding policies issued by CapMAC will be backed by the full financial resources of MBIA Inc., and that the agreement is subject to regulatory approvals and approval by CHI shareholders.

    As of December 31, 1996 the Insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1997, the Insurer had admitted assets of $5.1 billion (unaudited), total liabilities of $3.4 billion (unaudited), and total capital and surplus of $1.7 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of MBIA, Inc. is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service rates the claims paying ability of the Insurer "Aaa".

    Standard & Poor's Ratings Service, a division of the McGraw Hill Companies, Inc., rates the claims paying ability of the Insurer "AAA".


    Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) rates the claims paying ability of the Insurer "AAA".


    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Assurance Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund

      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL  RATINGS:  The   letter  "p"  indicates   that  the  rating   is
provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very strong  or strong  capacity to  pay principal  and  interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S INVESTORS  SERVICE, INC.    A brief  description of  the  applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that,

----------
*As published by the rating companies.

with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH  IBCA,  INC.  (formerly  Fitch   Investors  Service,  Inc.)  A   brief
description of the applicable Fitch IBCA, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*


    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.


    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    NATIONAL INSURED TRUST 363
    $10,000                    DIVIDED  BY $101.02                     =          98.990
    Investment                           Offering price and                       # of units purchased
    (as of 01/28/98)                     accrued interest
    98.990                    X          $4.7031                       =          $465.56
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    ARIZONA INSURED TRUST 53
    $10,000                    DIVIDED  BY $100.56                     =          99.443
    Investment                           Offering price and                       # of units purchased
    (as of 01/28/98)                     accrued interest
    99.443                    X          $4.4043                       =          $437.98
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    FLORIDA INSURED TRUST 253
    $10,000                    DIVIDED  BY $101.24                     =          98.775
    Investment                           Offering price and                       # of units purchased
    (as of 01/28/98)                     accrued interest
    98.775                    X          $4.6174                       =          $456.08
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    NEW YORK INSURED TRUST 276
    $10,000                    DIVIDED  BY $101.05                     =          98.960
    Investment                           Offering price and                       # of units purchased
    (as of 01/28/98)                     accrued interest
    98.960                    X          $4.5944                       =          $454.66
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:
    OHIO INSURED TRUST 147
    $10,000                    DIVIDED  BY $100.40                     =          99.601
    Investment                           Offering price and                       # of units purchased
    (as of 01/28/98)                     accrued interest
    99.601                    X          $4.5502                       =          $453.20
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

                                   APPENDIX A
                              NATIONAL DISCLOSURE

NATIONALLY DIVERSIFIED TRUST TAXABLE ESTIMATED CURRENT RETURN TABLE (NATIONAL INSURED TRUST)

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 1998 marginal Federal tax rates. The tables incorporate increased tax rates for higher-income tax payers that were included in the Revenue Reconciliation Act of 1993. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross income and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

  MARGINAL FEDERAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $    0-124.50      15.0   %     5.00    5.29    5.59    5.88    6.18    6.47    6.76    7.06
  42.35-102.30      0-124.50      28.0         5.90    6.25    6.60    6.94    7.29    7.64    7.99    8.33
               124.50-186.80      29.0         5.99    6.34    6.69    7.04    7.39    7.75    8.10    8.45
 102.30-155.95      0-124.50      31.0         6.16    6.52    6.88    7.25    7.61    7.97    8.33    8.70
               124.50-186.80      32.0         6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
               186.80-309.30      34.5         6.49    6.87    7.25    7.63    8.02    8.40    8.78    9.16
 155.95-278.45 124.50-186.80      37.0         6.75    7.14    7.54    7.94    8.33    8.73    9.13    9.52
               186.80-309.30      40.0         7.08    7.50    7.92    8.33    8.75    9.17    9.58   10.00
                 Over 309.30      37.0   2     6.75    7.14    7.54    7.94    8.33    8.73    9.13    9.52
   Over 278.45 186.80-309.30      44.0         7.59    8.04    8.48    8.93    9.38    9.82   10.27   10.71
                 Over 309.30      41.0   3     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17

  MARGINAL FEDERAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $    0-124.50      15.0   %     5.00    5.29    5.59    5.88    6.18    6.47    6.76    7.06
   25.35-61.40      0-124.50      28.0         5.90    6.25    6.60    6.94    7.29    7.64    7.99    8.33
  61.40-128.10      0-124.50      31.0         6.16    6.52    6.88    7.25    7.61    7.97    8.33    8.70
               124.50-247.00      32.5         6.30    6.67    7.04    7.41    7.78    8.15    8.52    8.89
  128.1-278.45   124.5-247.0      38.0         6.85    7.26    7.66    8.06    8.47    8.87    9.27    9.68
                  Over 247.0      37.0   2     6.75    7.14    7.54    7.94    8.33    8.73    9.13    9.52
   Over 278.45    Over 247.0      41.0   3     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined state and Federal tax rate to approximately 44.21 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 40.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

       3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                               ARIZONA DISCLOSURE

ECONOMIC FACTORS--ARIZONA

    GENERAL ECONOMIC CONDITIONS. The following brief summary regarding the economy of Arizona is based upon information drawn from publicly available sources and is included for the purpose of providing the information about general economic conditions that may or may not affect issuers of the Arizona Bonds. The Sponsor has not independently verified any of the information contained in such publicly available documents.

    Arizona is the nation's sixth largest state in terms of area. Arizona's main economic/employment sectors include services, trade, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism.


    Growth should continue well into 1999, but at levels somewhat below recent averages. After growth of 5.6% in 1996 and 4.5% in 1997, overall wage and salary employment should increase another 3.5% to 4.5% in 1998 and continue at the 3.5% level in 1999. While projected 1998 growth would be the slowest rate of increase since 1992, it would still surpass the state's 3.6% average growth rate for the last ten years. Population, because of continued employment growth, will record above-average growth rates as well. After population growth of 3.2% in 1996 and 3% in 1997, the forecast calls for 2.8% in 1998 and 2.5% in 1999. That translates into almost 130,000 more people in the state in 1998 and 117,000 in 1999.



    The unemployment rate in Arizona as of November 1997 was 4.4%. This is lower than the national rate of 4.6% in November 1997. The annual unemployment rate for the U.S. in 1995 and 1996 was 5.6% and 5.4% (not seasonally adjusted) respectively.



    Commercial and residential real estate markets remain in sync -- a rarity for this late stage of the business cycle. Normally, by this point the housing market would have peaked and begun a rapid decline, and the commercial market would be on a plateau. But in this unusual cycle, strong growth in jobs and population has sustained residential real estate beyond its normal life, and the Phoenix market will enjoy its seventh straight year of good health. This is unprecedented.



    At the same time, commercial markets are still strong, having fully recovered from the real estate depressions and high vacancy rates of the late 1980s and early '90s. Not content with a stable level of health, office and related construction could grow further in 1998. Thus, construction employment, which is usually a major drag on the economy this late in the cycle, should not have the typical muting effect that it has had in previous cycles. In addition, commercial vacancy rates remain low, indicating that commercial construction is likely to stay strong well past 1998.



    Arizona's per capita personal income in 1995 and 1996 was $20,489 and $21,363, respectively, a 5.1% increase. The national increase for the same period was 5.3%. Arizona ranked third in the nation in personal income growth during 1990-95. Personal income growth for Arizona is estimated at 8% in 1996, 6.7% in 1997, 6.1% in 1998, and 5.5% in 1999.



    BUDGETARY PROCESS. Arizona operates on a fiscal year beginning July 1 and ending June 30. Fiscal year 1997 refers to the year ending June 30, 1997.



    Arizona ended fiscal year 1997 with a $516 million cash surplus. Total sources of funds in the general fund for fiscal year 1996 were $4,933.0 million. Total expenditures were $4,826.5 million, leaving a cash surplus for fiscal year 1997 of $399.9 million. This was 50% higher than projected and set a record for the State. That record balance did not include $235 million in the Budget Stabilization Fund and $14.1 million in the Medical Services Stabilization Fund.



    Total revenue for the General Fund in fiscal year 1997 was $5.0 billion. Approximately 45% of this budgeted revenue came from sales and use taxes, 42% from income taxes (individual and corporate), and 4% from property taxes. All taxes totaled approximately $4.408 billion, or 94.5% of General Fund revenues. Non-tax revenue includes items such as income from state lottery, licenses, fees and permits, and interest.


    For fiscal year 1996, General Fund expenditures totaled $4.378 billion. These expenditures fell into the following major categories: education 58% ($2.527 billion), health and welfare 23% ($1.032 billion), protection and safety 10% ($469.6 million), general government 6% ($273.1 million), and inspection and regulation, transportation, and natural resources 3% ($149.6 million).

    Fiscal year 1997 revenues will most likely be impacted by a $200 million property tax reduction in 1996. This reduction has reduced Fiscal year 1997 revenues by almost 3.2%; yet, General Fund revenues are expected to increase 2.4% from fiscal year 1996. Total revenues in the General Fund for fiscal year 1997 are forecast at $4.776 billion. General Fund expenditures are estimated at $4.771 billion. Total sources of funds for fiscal year 1997 are estimated at $5,176.0 million with expenditures at $4,921.1 million, leaving a projected $254.9 million cash surplus for fiscal year 1998. However, fiscal year 1998 ending balance is projected at only $11.2 million. The Budget Stabilization Fund is expected to grow to $246.7 million at the end of fiscal year 1998. The Medical Services Stabilization Fund is estimated at $74.2 million for fiscal year 1998 and $17.2 million is projected for the Temporary Assistance Stabilization Fund. General Fund revenues for fiscal year 1998 are forecast to increase 3.4% to $4.939 billion, with expenditures at $4.94 billion.

    Most or all of the Bonds of the Arizona Trust are not obligations of the State of Arizona, and are not supported by the State's taxing powers. The particular source of payment and security for each of the Bonds is detailed in the instruments themselves and in related offering materials. There can be no assurances, however, with respect to whether the market value or marketability of any of the Bonds issued by an entity other than the State of Arizona will be affected by the financial or other condition of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the state, are subject to limitations imposed by Arizona's constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the state legislature cannot appropriate revenues in excess of 7% of the total personal income of the state in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

    Although most of the Bonds in the Arizona Trust are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Bonds or the ability of the respective obligors to pay principal of and interest on the Bonds when due.

    On July 21, 1994, the Arizona Supreme Court rendered its opinion in ROOSEVELT ELEMENTARY SCHOOL DISTRICT NUMBER 66, ET AL V.C. DIANNE BISHOP, ET AL (the "ROOSEVELT OPINION"). In this opinion, the Arizona Supreme Court held that the present statutory financing scheme for public education in the State of Arizona does not comply with the Arizona constitution. Subsequently, the Arizona School Boards Association, with the approval of the appellants and the appellees to the ROOSEVELT OPINION, and certain Arizona school districts, filed with the Arizona Supreme Court motions for clarification of the ROOSEVELT OPINION, specifically with respect to seeking prospective application of the ROOSEVELT OPINION. On July 29, 1994, the Arizona Supreme Court clarified the ROOSEVELT OPINION to hold that such opinion will have prospective effect only.

    Certain other circumstances are relevant to the market value, marketability and payment of any hospital and health care revenue bonds in the Arizona Trust. The Arizona Legislature has in the past sought to enact health care cost control legislation. Certain other health care regulatory laws have expired. It is expected that the Arizona legislature will at future sessions continue to attempt to adopt legislation concerning health care cost control and related regulatory matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increases and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

    Arizona does not participate in the federally administered Medicaid program. Instead, the state administers an alternative program, Arizona Health Care Cost Containment System ("AHCCCS"), which provides health care to indigent persons meeting certain financial requirements, through managed care programs. In fiscal year 1996, AHCCCS was financed approximately 55% by federal funds and 45% by state funds.

    In 1996, voters in Arizona passed an initiative (Proposition 203) which provides for an expansion of eligibility for AHCCCS. For 1997, the Executive recommended an $8.3 million supplemental to the AHCCCS for disproportionate share hospital payments. Actual expenditures for the program in fiscal year 1996 were $128.9 million, and are projected at $135.3 million in fiscal year 1997.

    Under state law, hospitals retain the authority to raise rates with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with those in other states. At least two Phoenix-based hospitals have defaulted on or reported difficulties in meeting their bond obligations during the past three or four years.

    Insofar as tax-exempt Arizona public utility pollution control revenue bonds are concerned, the issuance of such bonds and the periodic rate increases needed to cover operating costs and debt service are subject to regulation by the Arizona Corporation Commission, the only significant exception being the Salt River Project Agricultural Improvement and Power District which, as a Federal instrumentality, is exempt from rate regulation. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Power to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debts and other obligations. In December 1992, Tucson Electric announced that it had completed its financial restructuring. In January 1993, Tucson Electric asked the Arizona Corporation Commission for a 9.3% average rate increase. Tucson Electric serves approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

    Based on a recent U.S. Supreme Court ruling, the State has determined to refund $197 million, including statutory interest, in State income taxes previously collected from Federal retirees on their pensions. This payment will be made over a four-year period beginning with approximately $14.6 million in tax refunds in fiscal year 1993-94. A combination of tax refunds and tax credits will be used to satisfy this liability.

ARIZONA TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes and for Arizona tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.


 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $    0-124.50      17.5   %     4.85    5.15    5.45    5.76    6.06    6.36    6.67    6.97
  42.35-102.30      0-124.50      31.5         5.84    6.20    6.57    6.93    7.30    7.66    8.03    8.39
               124.50-186.80      32.0         5.88    6.25    6.62    6.99    7.35    7.72    8.09    8.46
 102.30-155.95      0-124.50      34.0         6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
               124.50-186.80      35.0         6.15    6.54    6.92    7.31    7.69    8.08    8.46    8.85
               186.80-309.30      37.5         6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
 155.95-278.45 124.50-186.80      40.0         6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
               186.80-309.30      43.0         7.02    7.46    7.89    8.33    8.77    9.21    9.65   10.09
                 Over 309.30      40.0   2     6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
   Over 278.45 186.80-309.30      47.0         7.55    8.02    8.49    8.96    9.43    9.91   10.38   10.85
                 Over 309.30      44.0   3     7.14    7.59    8.04    8.48    8.93    9.38    9.82   10.27

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $    0-124.50      18.0   %     4.88    5.18    5.49    5.79    6.10    6.40    6.71    7.01
   25.35-61.40      0-124.50      31.5         5.84    6.20    6.57    6.93    7.30    7.66    8.03    8.39
  61.40-128.10      0-124.50      34.0         6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
                124.50-247.0      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
 128.10-278.45  124.50-247.0      41.0         6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
                  Over 247.0      40.5   4     6.72    7.14    7.56    7.98    8.40    8.82    9.24    9.66
   Over 278.45    Over 247.0      44.0   3     7.14    7.59    8.04    8.48    8.93    9.38    9.82   10.27

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 46.98 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       2 Combined Federal and state tax rate reverts to 38.93% after the 80% cap on the limitation on itemized deductions has been met.

       3 Combined Federal and state tax rate reverts to 42.57% after the 80% cap on the limitation on itemized deductions has been met.

       4 Combined Federal and state tax rate reverts to 39.15% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C
                               FLORIDA DISCLOSURE

ECONOMIC FACTORS--FLORIDA

    POPULATION. In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then and as of April 1, 1996, ranks fourth with an estimated population of 14.4 million. Florida's attraction, as both a growth and retirement state, has kept net migration at an average of 224,240 new residents a year from 1987 through 1996. The U.S. average population increase since 1984 is about 1% annually, while Florida's average annual rate of increase is about 2.2%. Florida continues to be the fastest growing of the eleven largest states. This strong population growth is one reason the State's economy is performing better than the nation as a whole. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1987, the prime working age population (18-44) has grown at an average annual rate of 2.1%. The share of Florida's total working age population (18-59) to total State population is approximately 54%. This share is not expected to change appreciably into the twenty-first century.

    INCOME. The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is because Florida's population has been growing at a very strong pace and, since the early 70's, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1985 through 1995, the State's real per capita income rose an average 5.0% a year, while the national real per capita income increased at an average 4.9%.

    Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1995 was 60.6% of total personal income, while a similar figure for the nation was 70.8%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

    The State's per capita personal income in 1995 of $22,916 was slightly above the national average of $22,788 and significantly ahead of that for the southeast United States, which was $20,645. Real personal income in the State is estimated to increase 4.2% in 1996-97 and 4.2% in 1997-98. Real personal income per capita in the State is projected to grow at 2.3% in 1996-97 and 2.4% in 1997-98. The Florida economy appears to be performing in line with the U.S. economy and is expected to experience steady if unspectacular growth over the next couple years.

    EMPLOYMENT. Since 1987, the State's population has increased an estimated 24%. In that same period, Florida's total non-farm employment has grown approximately 27.5%. Since 1987 , the job creation rate in the State is more than twice that of the nation as a whole. Contributing to this is the State's rapid rate of growth in employment and income is international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction related manufacturing, and resource based manufacturing, which have declined as a proportion of total State employment. The State's service sector employment is nearly 87% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The
State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical. The State's unemployment rate throughout the 1980's tracked below the nation's. In the nineties, the trend was reversed, until 1995 and 1996, when the State's unemployment rate again tracked below the nation's. The average rate in the State since 1987 is 6.2%. The national average since 1987 also is 6.2%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 5.5% during 1996. As of February 1997, the Organization estimates that the unemployment rate will be 5.1% for 1997 and 5.1% in 1998.

    The State's economy is expected to grow at a moderate rate along with the nation, but is expected to out perform the nation as a whole. Total non-farm employment in Florida is expected to increase 3.1% in 1996-97 and 3.1% in 1997-98. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 4.4 % in 1996-97, while growing 4.9% in 1997-98. Trade is expected to expand 3.3% in 1997 and 3.2% in 1998. The service sector is now the State's largest employment category.

    CONSTRUCTION. The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was about 7.5%, and in 1996, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for about 8.1% of total U.S. housing starts in 1996 while the State's population is 5.5% of the U.S. total population. Florida's housing starts in 1996 were 118,400.

    A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into the State is expected to grow close to 230,000 a year throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deductions for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes and buildings also contribute to the level of construction in the State.

    Single and multi-family housing starts in 1996-97 are projected to reach a combined level of 116,100, decreasing slightly to 115,500 next year. Lingering recessionary effects on consumers and tight credit are some of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. Total construction expenditures are forecasted to increase 7.6% this year and increase 3.1% next year.

    The State has continuously been dependent on the highly cyclical construction and construction related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990's in which case there could be an adverse impact on the State's economy through the loss of construction and construction related manufacturing jobs. Also, increases in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

    TOURISM. Tourism is one of the State's most important industries. Approximately 42.9 million tourists visited the State in 1995, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1995 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive slightly more by air than by car. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 3.1% this fiscal year and 4.7% next fiscal year. Tourist arrivals to Florida by air are expected to increase by 4.8% this year and increase by 4.5% next year, while arrivals by car are expected to increase by 1.1% in 1996-97 and increase 4.9% in 1997-98. By the end of the State's current fiscal year, 42.7 million domestic and international tourists are expected to have visited the State. In 1997-98, tourist arrivals should approximate 44.7 million.

    REVENUES AND EXPENSES. Estimated fiscal year 1996-97 General Revenue plus Working Capital and Budget Stabilization funds available to the State total $16,617.4 million, a 6.7% increase over 1995-96. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $15,568.7 million of that is Estimated Revenues which represents an increase of 6.3% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $15,537.2 million, unencumbered reserves at the end of 1996-97 are estimated at $1,080.0 million. Estimated fiscal year 1997-98 General Revenue plus Working Capital and Budget Stabilization funds available total $17,553.9 million, a 5.6% increase over 1996-97. The $16,321.6 million in Estimated Revenues (including recent Measures Affecting Revenues) represents an increase of 4.8% over the previous year's Estimated Revenues. With Combined General Revenues, Working Capital Fund, and Budget Stabilization Fund appropriations at $16,716.5 million, unencumbered reserves as of the end of 1997-98 are estimated at $837.4 million.

    In fiscal year 1995-96, approximately 66% of the State's total direct revenue to its three operating funds was derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 69%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1995-96. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 51%, 31%, and 14%, respectively, of total expenditures from the General Revenue Fund.

    The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1996, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $11,461 million, an increase of 7.4% over fiscal year 1994-95.

    The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

    The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $441.5 million in fiscal year ending June 30, 1996. Alcoholic beverage tax receipts increased about 1.0% from the previous year's total. Ninety-eight percent of the revenues collected from this tax are deposited into the State's General Revenue Fund.

    The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1996, receipts from this source were $1,162.7 million, an increase of 9.3% from fiscal year 1994-95.

    The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $775.2 million during fiscal year 1995-96, an 11.5% increase from the previous fiscal year. For fiscal year 1995-96, 62.63% of these taxes were deposited to the General Revenue Fund.

    The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1994-95, this amounted to $543.3 million, an increase of 6.9% over the previous fiscal year.

    The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils (a mil is $1.00 of tax per $1,000.00 of property value). Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1995-96, total intangible personal property tax collections were $895.9 million, a 9.5% increase from the prior year. Of the net tax proceeds, 66.5% are distributed to the General Revenue Fund.

    The State's severance tax taxes oil, gas and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $77.2 million during fiscal year 1995-96, up 26.1% from the previous year. Currently, 58% of this amount is transferred to the General Revenue Fund.

    The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery. Fiscal year 1995-96 lottery ticket sales totalled $2.07 billion, providing education with approximately $788.1 million.

    DEBT-BALANCED BUDGET REQUIREMENT. At the end of fiscal 1996, approximately $7.39 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1996, the State issued about $1.07 billion in principal amount of full faith and credit bonds.

    The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

    LITIGATION. Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position.

    Previously the State imposed a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. Plaintiffs sued the State alleging that this fee violated the Commerce Clause of the U.S.
Constitution. The Circuit Court in which the case was filed granted summary judgment for the plaintiffs, enjoined further collection of the impact fee and ordered refunds to all those who have paid the fee since the collection of the fee went into effect. In the State's appeal of the lower Court's decision, the Florida Supreme Court ruled that this fee was unconstitutional under the Commerce Clause. Thus, the Supreme Court approved the lower court's order enjoining further collection of the fee and requiring refund of the previously collected fees. The State has paid refunds of approximately $188 million. Litigation pertaining to post-judgment interest is still active.

    The State maintains a bond rating of Aa, AA, and AA from Moody's Investor's Service, Standard & Poor's Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

    The sources for the information presented above include official statements and financial statements of the State of Florida. While John Nuveen & Co., Incorporated has not independently verified this information, John Nuveen & Co., Incorporated has no reason to believe that the information is not correct in all material respects.

FLORIDA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 1998 marginal Federal tax rates*. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.
---------

     * The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in these tables because it is generally based on property value rather than income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $    0-124.50      15.0   %     4.71    5.00    5.29    5.59    5.88    6.18    6.47    6.76
  42.35-102.30      0-124.50      28.0         5.56    5.90    6.25    6.60    6.94    7.29    7.64    7.99
               124.50-186.80      29.0         5.63    5.99    6.34    6.69    7.04    7.39    7.75    8.10
 102.30-155.95      0-124.50      31.0         5.80    6.16    6.52    6.88    7.25    7.61    7.97    8.33
               124.50-186.80      32.0         5.88    6.25    6.62    6.99    7.35    7.72    8.09    8.46
               186.80-309.30      34.5         6.11    6.49    6.87    7.25    7.63    8.02    8.40    8.78
 155.95-278.45 124.50-186.80      37.0         6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
               186.80-309.30      40.0         6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
                 Over 309.30      37.0   2     6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
   Over 278.45 186.80-309.30      44.0         7.14    7.59    8.04    8.48    8.93    9.38    9.82   10.27
                 Over 309.30      41.0   3     6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $    0-124.50      15.0   %     4.71    5.00    5.29    5.59    5.88    6.18    6.47    6.76
   25.35-61.40      0-124.50      28.0         5.56    5.90    6.25    6.60    6.94    7.29    7.64    7.99
  61.40-128.10      0-124.50      31.0         5.80    6.16    6.52    6.88    7.25    7.61    7.97    8.33
                124.50-247.0      32.5         5.93    6.30    6.67    7.04    7.41    7.78    8.15    8.52
 128.10-278.45  124.50-247.0      38.0         6.45    6.85    7.26    7.66    8.06    8.47    8.87    9.27
                  Over 247.0      37.0   2     6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
   Over 278.45    Over 247.0      41.0   3     6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.21 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 40.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       2 Federal tax rate reverts to 36.00% after the 80% cap on the limitation on itemized deductions has been met.

       3 Federal tax rate reverts to 39.60% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D
                              NEW YORK DISCLOSURE

ECONOMIC FACTORS--NEW YORK

    The Portfolio of the New York Insured Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

    Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    (1) THE STATE: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

    The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    SLOWDOWN OF REGIONAL ECONOMY. A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy grew faster than in 1992, but still at a very moderate rate, as compared to other recoveries. Moderate economic growth continued in calendar year 1994. The State has projected the rate of economic growth to slow within New York during 1995, as the expansion of the national economy moderates. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

    1995-96 FISCAL YEAR. The Governor issued a proposed Executive Budget for the 1995-96 fiscal year (the "Proposed Budget") on February 1, 1995, which projected a balanced general fund and receipts and disbursements of $32.5 billion and $32.4 billion, respectively. As of May 29, 1995, the State legislature had not yet enacted, nor had the Governor and the legislature reached an agreement on, the budget for the 1995-96 fiscal year which commenced on April 1, 1995. The delay in the enactment of the budget may negatively affect certain proposed actions and reduce projected savings.

    The Proposed Budget and the 1995-96 Financial Plan provide for the closing of a projected $4.7 billion budget gap in the 1995-96 fiscal year by cost-containment savings in social welfare programs, savings from State agency restructurings, freezing the level of some categories of local aid and new revenue measures.

    The State's proposed budget and the 1995-96 Plan may be impacted negatively by uncertainties relating to the economy and tax collections, although recent signs of improvement in the national economy could lead to short-term increases in State receipts.

    1994-1995 FISCAL YEAR. The State Legislature enacted the State's 1994-95 fiscal year budget on June 7, 1994, more than two months after the start of that fiscal year. As of February 1, 1995, the updated 1994-95 State Financial Plan (the "Plan") projected total general fund receipts and disbursements of $33.3 billion and $33.5 billion, respectively, representing reductions in receipts and disbursements of $1 billion and $743 million, respectively, from the amount set forth in the 1994-95 budget. The Plan projected for a General Fund balance of approximately $157 million at the close of the 1994-95 fiscal year.

    1993-94  FISCAL  YEAR.   The State  ended  the 1993-94  fiscal year  with an
operating surplus of approximately $1.0 billion.

    FUTURE FISCAL YEARS. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

    INDEBTEDNESS. As of March 31, 1994, the total amount of long-term State general obligation debt authorized but unissued stood at $2.0 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds including $224 million of Bond Anticipation Notes outstanding.

    The State originally projected that its borrowings for capital purposes during the State's 1994-95 fiscal year would consist of $374 million in general obligation bonds and bond anticipation notes and $140 million in general obligation commercial paper. The Legislature has authorized the issuance of up to $69 million in certificates of participation in pools of leases for equipment and real property to be utilized by State agencies. Through March 15, 1995, the State had issued in excess of $590 million of its general obligation bonds (including $430 million of refunding bonds). The projections of the State regarding its borrowings for any fiscal year are subject to change if actual receipts fall short of State projections or if other circumstances require.

    In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of March 31, 1994, LGAC has issued its bonds to provide net proceeds of $4.5 billion. The LGAC was authorized to provide net proceeds of $315 million, during the State's 1994-95 fiscal year. The LGAC issued $347 million of bonds on March 1, 1995 providing the authorized net proceeds.

    Financing of capital programs by other public authorities of the State is also obtained from lease-purchase and contractual-obligation financing arrangements, the debt service for which is paid from State appropriations. As of March 31, 1994, there were $16.6 billion of such other financing arrangements outstanding and additional financings of this nature by public authorities are projected to total $2.4 billion during the 1994-95 fiscal year. In addition, certain agencies had issued and outstanding approximately $7.3 billion of "moral obligation financings" as of March 31, 1994, which are to be repaid from project revenues. While there has never been a default on moral obligation debt of the State, the State would be required to make up any shortfall in debt service.

    RATINGS. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P and MIG-1 by Moody's which represent the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

    Moody's rating of the State's general obligation bonds stood at A on February 28, 1994, and S&P's rating stood at A- with a positive outlook on February 28, 1994, an improvement from S&P's stable outlook from April 1993 through February 1994 and negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

    Moody's maintained its A rating and S&P continued its A- rating in connection with the State's issuance of $537 million of its general obligation bonds in March 1995.

    (2) THE CITY AND THE MUNICIPAL ASSISTANCE CORPORATION ("MAC"): The City accounts for approximately 40% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

    In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

    In recent years, the rate of economic growth in the City slowed substantially as the City's economy entered a recession. While by some measures the City's economy may have begun to recover, a number of factors, including poor performance by the City's financial services companies, may prevent a significant improvement in the City's economy and may in fact negatively impact upon the City's finances by reducing tax receipts. The City Comptroller has issued reports concluding that the recession of the City's economy may be ending, but there is little prospect of any significant improvement in the near term.

    FISCAL YEAR 1996 AND THE 1995-1998 FINANCIAL PLAN. On February 14, 1995, the Mayor released his preliminary $30.5 billion budget for fiscal year 1996, which included $2.7 billion of deficit reduction measures. The Mayor is seeking a $1.2 billion reduction in mandated welfare and Medicaid expenditures from the State, a $569 million reduction in expenditures by city agencies and the Board of Education budget, $600 million in personnel related savings partly through the elimination of 15,000 jobs within 18 months, and other measures.

    The 1995-1998 Financial Plan (the "Plan"), which was submitted to the Control Board on February 23, 1995, projected budget gaps of $3.2 billion and $3.8 billion for fiscal years 1997 and 1998, respectively. The City Comptroller warned on March 7, 1995 that the budget gap for fiscal year 1996 could increase by $500 million to as much as $3.2 billion. The Control Board reported on March 17, 1995 that the proposed budget for fiscal year 1996 relies heavily on risky assumptions such as $600 million in savings to be negotiated with City unions and $1.4 billion in savings dependent on State legislative approval.

    The City successfully negotiated concessions with a number of unions in order to ensure that the fiscal year 1995 budget remained in balance. The Mayor has indicated that to avoid additional lay-offs, higher than the number referred to above, reductions will be necessary in the benefit plans of City employees to close the budget gaps for fiscal years 1996 and thereafter. Union leadership has publicly opposed such "givebacks". With respect to fiscal year 1995 the City was also successful in obtaining additional funds and relief from certain mandated expenditures from the State for various programs, including Medicaid. However, the amount of gap closing measures requiring State action set forth in the Plan is well in excess of proposed assistance to the City outlined in the Governor's Proposed Budget.

    The Mayor has directed City agencies to identify an additional $300 million in cuts for fiscal year 1996 because of anticipated shortfalls of as much as $500 million in State aid and budgetary actions. An extended delay by the State in adopting its 1995-96 fiscal year budget would negatively impact upon the City's financial condition and ability to close budget gaps for fiscal years 1996 and thereafter.

    Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

    Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

    The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1995-96 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in the 1996-97 or future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

    The City projections set forth in the Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in the Plan.

    The City's ability to maintain a balanced operating budget is dependant on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1996 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

    Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1995 through 1998 contemplates capital spending of $16.4 billion, which will be financed through issuance of $10.7 billion of general obligation bonds and the balance through Water Authority Revenue Bonds and Covered Organization obligations, and will be utilized primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

    FISCAL YEAR 1995. New York City adopted its fiscal year 1995 budget on June 21, 1994, which provided for spending of $31.6 billion and closed a budget gap of $2.3 billion. However, following adoption of the fiscal year 1995 budget, additional unexpected budget gaps totaling approximately $2.0 billion were identified. The widening of the budget gap for fiscal year 1995 resulted from shortfalls in tax revenues and State and federal aid. The Mayor and the City Council were unable to reach agreement on additional cuts proposed by the Mayor in October 1994. The City Council passed its own budget cut proposal in November 1994. The Mayor vetoed the City Council version, the City Council overrode his veto and the Mayor implemented his original plan. A state court held in December 1994 that neither budget cut proposal could be implemented. The Mayor then elected not to spend certain funds in order to keep the budget in balance.

    FISCAL YEARS 1990 THROUGH 1994. The City achieved balanced operating results as reported in accordance with GAAP for its fiscal years 1990 through 1994. The City was required to close substantial budget gaps in these fiscal years to maintain balanced operating results.

    The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1994, the City estimated its potential future liability to be $2.6 billion.

    On January 30, 1995, Robert L. Schulz and other defendants commenced a federal district court action seeking among other matters to cancel the issuance on January 31, 1995 of $659 million of City bonds. While the federal courts have rejected requests for temporary restraining orders and expedited appeals, the case is still pending. The City has indicated that it believes the action to be without merit as it relates to the City, but there can be no assurance as to the outcome of the litigation and an adverse ruling or the granting of a permanent injunction would have a negative impact on the City's financial condition and its ability to fund its operations.

    RATINGS. As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at BBB+. On February 11, 1991, Moody's had lowered its rating from A. S&P's lowered its rating from A- on July 10, 1995 after placing the City on "negative credit watch" in January 1995.

    On March 13, 1995, Moody's confirmed its Baa1 rating in connection with a scheduled March 1995 sale of $795 million of the City's general obligation bonds.

    In dropping the City's rating in July 1995, S&P's cited the "sluggish" economy and the poor outlook for job growth, as well as the continued use of "one-time measures" to close budget gaps. The lowered rating could increase the City's borrowing costs by forcing it to offer higher interest rates on its bonds thereby adding further pressures to the City's budget problems. In addition, the lowered rating may prevent certain institutional investors from purchasing the City's bonds reducing demand for future offerings, which could also force the City to increase interest rates on its bonds.

    On October 12, 1993, Moody's increased its rating of the City's issuance of $650 million of Tax Anticipation Notes ("TANs") to MIG-1 from MIG-2. Prior to that date, on May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. S&P's rating of the October 1993 TANS issue increased to SP-1 from SP-2. Prior to that date, on April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

    As of December 31, 1994, the City and MAC had, respectively, $22.5 billion and $4.1 billion of outstanding net long-term indebtedness.

    (3) THE STATE AGENCIES: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

    As of September 30, 1993, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more and an aggregate of $63.5 billion of outstanding debt, some of which was state-supported, state-related debt.

    (4) STATE LITIGATION: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

    The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

    The State has entered into a settlement agreement with Delaware, Massachusetts and all other parties with respect to STATE OF DELAWARE V. STATE
OF NEW YORK, an action by Delaware and other states to recover unclaimed property from New York-based brokers, which has escheated to the State pursuant to its ABANDONED PROPERTY LAW. Annual payments under this settlement will be made through the State's 2002-03 fiscal year in amounts not exceeding $48.4 million in any fiscal year subsequent to the State's 1994-95 fiscal year.

    In SCHULZ V. STATE OF NEW YORK, commenced May 24, 1993 ("SCHULZ 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs.

    Petitioners in SCHULZ asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. By decision dated October 21, 1993, the Appellate Division, Third Department, affirmed the order of the Supreme Court, Albany County, granting the State's motion for summary judgment, dismissing the complaint and vacating the temporary restraining order. On June 30, 1994, the Court of Appeals, the State's highest court, upheld the decisions of the Supreme Court and Appellate Division in SCHULZ, Plaintiffs' motion for reargument was denied by the Court of Appeals on September 1, 1994 and their writ of certiorari to the U.S. Supreme Court was denied on January 23, 1995.

    Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

    (5) OTHER MUNICIPALITIES: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1994-95 fiscal years.

    Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

    Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1992, the total indebtedness of all localities in the State was approximately $35.2 billion, of which $19.5 billion was debt of New York City (excluding $5.9 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1992.

    Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Insured Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

    (6) OTHER ISSUERS OF NEW YORK MUNICIPAL OBLIGATIONS. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

NEW YORK TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The tables assume that federal taxable income is equal to state and city income subject to tax and that federal adjusted gross income is equal to state and city adjusted gross income, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, other than New York City in Chart II, or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.


I.  COMBINED FEDERAL AND NEW YORK STATE INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $     0-100.0      21.0   %     5.70    6.01    6.33    6.65    6.96    7.28    7.59    7.91
                 100.0-124.5      22.0         5.77    6.09    6.41    6.73    7.05    7.37    7.69    8.01
   42.35-102.3       0-100.0      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
                 100.0-124.5      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
                 124.5-150.0      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
                 150.0-186.8      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
  102.3-155.95       0-100.0      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
                 100.0-124.5      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
                 124.5-150.0      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
                 150.0-186.8      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
                 186.8-309.3      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
 155.95-278.45   124.5-150.0      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
                 150.0-186.8      41.5         7.69    8.12    8.55    8.97    9.40    9.83   10.26   10.68
                 186.8-309.3      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                  Over 309.3      41.5   2     7.69    8.12    8.55    8.97    9.40    9.83   10.26   10.68
   Over 278.45   186.8-309.3      48.0         8.65    9.13    9.62   10.10   10.58   11.06   11.54   12.02
                  Over 309.3      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
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                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $     0-100.0      21.0   %     5.70    6.01    6.33    6.65    6.96    7.28    7.59    7.91
                 100.0-124.5      21.5         5.73    6.05    6.37    6.69    7.01    7.32    7.64    7.96
    25.35-61.4       0-100.0      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
                 100.0-124.5      33.5         6.77    7.14    7.52    7.89    8.27    8.65    9.02    9.40
    61.4-128.1       0-100.0      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
                 100.0-124.5      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
                 124.5-150.0      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
                 150.0-247.0      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
  128.1-278.45   124.5-150.0      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
                 150.0-247.0      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
                  Over 247.0      41.5   2     7.69    8.12    8.55    8.97    9.40    9.83   10.26   10.68
   Over 278.45    Over 247.0      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

II. COMBINED FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $     0-100.0      24.5   %     5.96    6.29    6.62    6.95    7.28    7.62    7.95    8.28
                 100.0-124.5      26.0         6.08    6.42    6.76    7.09    7.43    7.77    8.11    8.45
   42.35-102.3       0-100.0      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
                 100.0-124.5      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
                 124.5-150.0      38.5         7.32    7.72    8.13    8.54    8.94    9.35    9.76   10.16
                 150.0-186.8      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
  102.3-155.95       0-100.0      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
                 100.0-124.5      40.0         7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
                 124.5-150.0      41.0         7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
                 150.0-186.8      40.0         7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
                 186.8-309.3      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
 155.95-278.45   124.5-150.0      45.5         8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47
                 150.0-186.8      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                 186.8-309.3      47.0         8.49    8.96    9.43    9.91   10.38   10.85   11.32   11.79
                  Over 309.3      44.5   2     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
   Over 278.45   186.8-309.3      50.5         9.09    9.60   10.10   10.61   11.11   11.62   12.12   12.63
                  Over 309.3      47.5   3     8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE,
    TAXABLE        GROSS         LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME      AND FEDERAL     --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $     0-100.0      24.5   %     5.96    6.29    6.62    6.95    7.28    7.62    7.95    8.28
                 100.0-124.5      25.0         6.00    6.33    6.67    7.00    7.33    7.67    8.00    8.33
    25.35-61.4       0-100.0      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
                 100.0-124.5      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
    61.4-128.1       0-100.0      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
                 100.0-124.5      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
                 124.5-150.0      41.0         7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
                 150.0-247.0      40.5         7.56    7.98    8.40    8.82    9.24    9.66   10.08   10.50
  128.1-278.45   124.5-150.0      45.5         8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47
                 150.0-247.0      45.0         8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36
                  Over 247.0      44.5   2     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
   Over 278.45    Over 247.0      47.5   3     8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90

------------------

       1 The table reflects the effect of the federal limitations on itemized deductions (and the corresponding state limitations) and the deductions for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal combined Federal and state tax rate to approximately 48.15 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.97 percent for taxpayers filing a single return entitled to only one personal exemption and, in effect raise the marginal combined State, New York City and Federal tax rate to approximately 50.71 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 47.69 percent, for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable Federal or state itemized deductions, with certain exceptions. The table also reflects the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal state income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. Although the table does reflect the effect of the state limitation on itemized deductions that corresponds to the federal limitation, it does not reflect additional limitations under which a New York taxpayer could lose up to an additional 50 percent of his otherwise allowable itemized deductions, because the affect of this limitation varies according to the particular amount of his itemized deductions. The application of this limit may result in a higher tax rate than indicated in the table for joint taxpayers with a New York adjusted gross income of $200,000 to $250,000 or $475,000 to $525,000 or single taxpayers with a New York adjusted gross income of $100,000 to $150,000 or $475,000 to $525,000. The table assumes that a taxpayer's New York adjusted gross income equals his Federal adjusted gross income. The table does not reflect the treatment of various state and city tax credits that could affect the tax rate of particular New York taxpayers.

       2 Combined Federal and state tax rate reverts to 40.38% after the 80% caps on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 43.24% after the 80% cap on the limitation on itemized deductions has been met.

       3 Combined Federal and state tax rate reverts to 43.74% after the 80% caps on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 46.43% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX E
                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

    As described above, the Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Trust is therefore susceptible to general or particular economic, political, or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

    Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

    There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

    The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

    Ohio is the seventh most populous state. The 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1996 is 11,173,000.

    While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 16% of total employment in agribusiness.

    In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, for the last five years the State rates were below the national rates (4.9% versus 5.4% in 1996). The unemployment rate and its effects vary among geographic areas of the State.

    There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

    The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

    The 1992-93 biennium presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences, an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transfered from the Budget Stabilization Fund (BSF, a cash and budgetary management fund) to the GRF in FY 1992.

    Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected, and then timely addressed, an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of

FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF; and adjustments were made in the timing of certain tax payments.

    A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to BSF replenishment, $21 million was deposited in the BSF.

    None of the spending reductions were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

    The 1994-95 biennium presented a more affirmative financial picture based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million was transferred into the BSF. The significant GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million was transferred to the BSF and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.


    From a higher than forecast 1996-97 mid-biennium GRF fund balance, $100 million was transferred for elementary and secondary school computer network purposes and $30 million to a new State transportation infrastructure fund. Approximately $400.8 million served as a basis for temporary 1996 personal income tax reductions aggregating that amount. The 1996-97 biennium-ending GRF fund balance was $834.9 million. Of that, $250 million goes to school building construction and renovation, $94 million to the school computer network, $44.2 million for school textbooks and instructional materials and a distance learning program, and $34 million to the BSF (which had a January 8, 1998 balance of $862.7 million), with the $263 million balance to a State income tax reduction fund.


    The GRF appropriations act for the 1997-98 biennium was passed on June 25, 1997 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act.

    The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection, or defend the State in war.)


    By 14 constitutional amendments approved from 1921 to date (the latest adopted in 1995) Ohio voters authorized the incurrence of State debt and the pledge of taxes or excises to its payment. At January 8, 1998, $1.07 billion (excluding certain highway bonds payable primarily from highway use receipts) of this debt was outstanding or sold and awaiting delivery. The only such State debt at that date still authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($30.9 million outstanding); (b) $240 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($946.9 million outstanding or sold and awaiting delivery); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resource purposes which may be outstanding at any one time ($90.9 million outstanding, with no more than $50 million to be issued in any one year).


    The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million outstanding authorization, and authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.


    The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $4.8 billion of which were outstanding at January 8, 1998.


    A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

    A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

    State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.


    Local school districts in Ohio receive a major portion (state-wide aggregate approximately 44% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 119 districts from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, has been pending questioning the constitutionality of Ohio's system of school funding. The Ohio Supreme Court has concluded that aspects of the system (including basic operating assistance and the loan program referred to below) are unconstitutional, and ordered the State to provide for and fund a system complying with the Ohio Constitution, staying its order for a year (to March 1998) to permit time for responsive corrective actions. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A program has provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $41.1 million for 28 districts in FY 1994, $71.1 million for 29 districts in FY 1995 (including $29.5 million for one), $87.2 million for 20 districts in FY 1996 (including $42.1 million for one) and $113.2 million for 12 districts in 1997 (including $90 million to one for restructuring its prior loans).


    Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State.

    For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) Since inception for muicipalities in 1979, these "fiscal emergency" procedures have been applied to 24 cities and villages; for 18 of them the fiscal situation was resolved and the procedures terminated (one village is in preliminary "fiscal watch" status). As of January 5, 1998, the 1996 school district "fiscal emergency" provision had been applied to five districts, and ten were on preliminary "fiscal watch" status.

    At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1998 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-42.35 $    0-124.50      19.5   %     4.97    5.28    5.59    5.90    6.21    6.52    6.83    7.14
  42.35-102.30      0-124.50      33.0         5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
               124.50-186.80      34.0         6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
 102.30-155.95      0-124.50      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               124.50-186.80      36.5         6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
               186.80-309.30      39.0         6.56    6.97    7.38    7.79    8.20    8.61    9.02    9.43
 155.95-278.45 124.50-186.80      42.0         6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
               186.80-309.30      44.5         7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
                 Over 309.30      42.0   2     6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 278.45 186.80-309.30      48.5         7.77    8.25    8.74    9.22    9.71   10.19   10.68   11.17
                 Over 309.30      45.0   3     7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-25.35 $    0-124.50      19.0   %     4.94    5.25    5.56    5.86    6.17    6.48    6.79    7.10
   25.35-61.40      0-124.50      31.5         5.84    6.20    6.57    6.93    7.30    7.66    8.03    8.39
  61.40-128.10      0-124.50      36.0         6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
                124.50-247.0      37.5         6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
 128.10-278.45  124.50-247.0      42.5         6.96    7.39    7.83    8.26    8.70    9.13    9.57   10.00
                  Over 247.0      42.0   2     6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 278.45    Over 247.0      45.0   3     7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 48.39 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.23 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. The table does not reflect the Ohio joint filing credit, which has the effect of reducing the state tax rates by 5% to 20% of such rates for certain married taxpayers filing a joint return. The amount of this credit cannot exceed $650.00.

       2 Combined Federal and state tax rate reverts to 40.80% after the 80% cap on the limitation on itemized deductions has been met.

       3 Combined Federal and state tax rate reverts to 44.13% after the 80% cap on the limitation on itemized deductions has been met.

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

   (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

   (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

   The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT
    United Pacific Insurance Co.                                          $10,000,000
    Reliance Insurance Company
    B 74 92 20
    Aetna Casualty and Surety                                             $10,000,000
    08 F10618BCA
    St. Paul Insurance Co.                                                $ 6,000,000
    400 HC 1051

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                           The cross-reference sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

   This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

   1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

   2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

   The Registrant, Nuveen Tax-Free Unit Trust, Series 981 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3)  that it has complied with Rule 460 under the Securities Act of 1933.


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 981 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on January 29, 1998.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES 981
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  H. William Stabenow
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Karen L. Healy
                                          --------------------------------------
                                                             Assistant Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
Anthony T. Dean                President, Chief Operating           )
                               Officer and Director                 )           Larry Woods Martin
                                                                    )           Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )            January 29, 1998
                               Executive Vice President             )
                                                                    )
                                                                    )
O. Walter Renfftlen            Vice President and Controller        )
                               (Principal Accounting Officer)       )
                                                                    )
                                                                    )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney were filed on Form SE for Messrs. Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 823 (File No. 33-62325).

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                         CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)      Copy of Standard Terms and Conditions of Trust between John Nuveen & Co.  Incorporated,
            Depositor,  and The Chase Manhattan  Bank, Trustee (as Exibit  1.1 (a) to the Sponsor's
            Registration Statement  on Form  S-6  relating to  Series 823  of  the Fund  (file  No.
            33-62325) and incorporated herein by reference).
1.1(b)      Trust Indenture and Agreement.
2.1         Copy  of  Certificate  of  Ownership (Included  in  Exhibit  1.1(a) on  pages  2  to 8, inclusive, and incorporated herein by reference).
3.1         Opinion of counsel as to legality of securities being registered.
3.2         Opinion of counsel as to Federal income tax status of securities being registered.
3.3         Opinions of special state counsel  to the Fund for state  tax matters as to income  tax status  to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
4.1         Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.
4.2         Consent of Kenny S&P Evaluation Services.
4.3         Consent of Carter, Ledyard & Milburn.
4.4         Consent of Arthur Andersen LLP
6.1         List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6  [File No. 33-62325] filed on  September 7, 1995 on behalf  of
            Nuveen Tax-Free Unit Trust, Series 823).